DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

April 1, 2010

MR ..William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated March 12,2010
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

Form 10-K Year ended December 31, 2008

1.
The Company has filed the required amendments to include currently dated signatures and certifications. In the amendment to the FORM 10-k we included an explanatory note and disclosure in a note to our financial statements that (i) the goodwill impairment charge and gain on sale of property were reclassified and (ii) earnings per share data presented in the amended filing reflects the reclassification. The additional disclosure in the notes include the effects of the reclassifications on each financial statement line item, including the per share amounts.

2.

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.
By: /s/ John Benson
Chief Financial Officer